CERTIFICATE  OF AMENDMENT TO ARTICLES OF  INCORPORATION  OF MAGIC LANTERN GROUP,
INC.



ROBERT C. BOVARD, ESQ. certifies that: 1. He is the sole original incorporator of Magic Lantern Group, Inc. a Nevada corporation. 2. The original Articles were filed in the Office of the Secretary of State on August 23, 1995. 3. As of the date of this certificate, no stock of the corporation has been issued. 4. They hereby adopt the following amendments to the Articles of Incorporation of this
Corporation: Article 4.1 is amended to read as follows: 4.1 The aggregate number of shares that the Corporation shall have authority to issue shall be 50,000,000 shares of common stock, each share having a par value of 1 mil. All shares shall be common, voting, and non-assessable. Article 5.0 is amended to read as follows: 5.0 MINIMUM CAPITAL The Corporation will not commence business until consideration of the value of at least $1,000 has been recieved.
 /S/ Robert C.Bovard
     ROBERT C. BOVARD, Esq.